EXHIBIT 21.1
Subsidiaries of FGX International Holdings Limited

Jurisdiction of
Name of Subsidiary	Organization	Fictitious Name
FGX International Limited	British Virgin Islands	None.
Envision Eyewear and Accessories (Shenzhen)	China	None.
Company Limited
FGX International Inc.	Delaware	None.
AAi.FosterGrant, Inc.	Rhode Island	None.
Quantum Optics, Inc.	Delaware	None.
AAi.FosterGrant of Canada Co.	Nova Scotia, Canada	None.
AAi.FosterGrant Limited	United Kingdom	None.
AAi/Joske’s S. de R.L. de C.V. (joint venture)	Mexico	None.
Magnivision Acquisition Corporation	Florida	None.
Magnivision, Inc.	Delaware	None.
Advanced Lens Technology, Inc.	Delaware	None.
Al-Site, Inc.	Ontario, Canada	None.